Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Kingsway reports net income of $19.6 million for the quarter

    TORONTO, May 2 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) today announced financial results in U.S. dollars for the quarter ended March 31, 2007.

    <<
    -------------------------------------------------------------------------

    Q1 2007 compared to Q1 2006
    ---------------------------

    -   Net income of $19.6 million compared to $28.9 million
    -   Operating earnings(1) of $11.9 million compared to $30.0 million
    -   Diluted earnings per share of $0.35 compared with $0.51
    -   Combined ratio was 105.0% compared to 96.2%
    -   Changes in estimated unpaid claims for prior years at Lincoln General of $47.5 million increased the combined ratio by 11.4%, reduced diluted earnings per share by 55 cents and net income and operating earnings by $30.9 million
    -   Underwriting loss of $20.7 million compared to a profit of
        $16.4 million last year
    -   Gross premiums written were to $479.4 million compared to
        $507.2 million
    -   Investment income of $31.6 million compared to $26.6 million
    -   Book value per share increased 5% to $16.90 from $16.12 at
        December 31, 2006
    -   Return on equity of 8.5%
    -------------------------------------------------------------------------
    >>

    Net income in the quarter was $19.6 million compared to $28.9 million in the first quarter of last year. In the quarter, operating earnings(1) amounted to $11.9 million compared to $30.0 million in the same quarter last year.
Annualized return on equity was 8.5% for the quarter compared to 14.2% last year. Diluted earnings per share were to $0.35 for the quarter compared to
$0.51 for the first quarter of 2006. The increase in estimates for unpaid claims for prior years at Lincoln General of $47.5 million reduced net income and operating earnings by $30.9 million and diluted earnings per share by
$0.55 in the quarter.
    "Although Kingsway's income for this quarter exceeded that of the prior quarter, we are very disappointed with the results from our Lincoln General subsidiary. At Lincoln General we have significantly strengthened our estimates for unpaid claims in each of the last three quarters primarily related to its trucking and contractors business," said Bill Star, President &
Chief Executive Officer. "We believe that the reserve increases and other steps we have taken at Lincoln have positioned the Company to improve its results going forward. Despite the disappointing results from Lincoln, the results from our other U.S. and Canadian subsidiaries were strong and we continue to experience increased levels of investment income and net realized gains. We anticipate that the recently completed acquisition of Mendota will be accretive to our earnings in the second quarter."

    <<
    1. Measures used in this news release that are not based on generally accepted accounting principles ("non-GAAP") are defined at the end of this release and reconciled to the most comparable GAAP measure.
    >>

    Premium Growth
    --------------

    During the first quarter, gross premiums written declined 5% to
$479.4 million, compared with $507.2 million in the same quarter last year.
U.S. operations represented 76% of gross premiums written in the quarter, compared with 75% last year. Trucking, non-standard automobile and commercial automobile premiums represented 22%, 31% and 21%, respectively, of gross premiums written for the year compared with 28%, 28% and 19% last year.
    Gross premiums written from U.S. operations decreased 4% to
$363.3 million compared with $380.2 million in the first quarter of 2006.
Gross premiums written from Canadian operations decreased 9% to $116.1 million compared to $127.0 million Q1 2006.
    Net premiums written decreased 7% to $444.1 million compared with
$476.0 million for the same quarter of last year. Net premiums earned declined
2% to $418.2 million compared with $427.0 million for the same quarter last year. For U.S. operations, net premiums earned in the first quarter increased
3% to $300.5 million compared with $292.9 million in the same quarter of 2006.
Net premiums earned from Canadian operations decreased by 12% to $117.7 million compared with $134.1 million in the same quarter last year.

    Underwriting Profit & Combined Ratio
    ------------------------------------

    The combined ratio was 105.0% which produced an underwriting loss of
$20.7 million compared to an underwriting profit of $16.4 million in the first quarter last year. The Company increased its net estimates for unpaid claims occurring in prior periods by $39.2 million, which increased the combined ratio by 9.4% in the quarter. As a result of recent claims development patterns at Lincoln General, the Company amended its estimated loss development factors for its trucking and contractors business in the quarter based on the recommendations of its independent actuary. These increases in net estimates for unpaid claims occurring in prior periods at Lincoln General were $47.5 million and increased the combined ratio by 11.4% in the quarter and reduced net income by $30.9 million.
    For the quarter, the U.S. operations combined ratio was 108.9% (96.8% Q1 last year) which produced an underwriting loss of $26.6 million. Changes in net estimates for unpaid claims occurring in prior periods amounted to
$44.7 million ($2.0 million favourable in Q1 last year) which increased the combined ratio for U.S. operations by 14.9% in the quarter. The U.S.
operations, excluding Lincoln General, reported a combined ratio of 96.6% and an underwriting profit of $2.9 million in the quarter.
    The combined ratio of the Canadian operations was 95.0% (94.7% Q1 2006).
The Canadian operations reported favourable unpaid claim development of
$5.5 million in the quarter and produced an underwriting profit of $5.9 million. This is the seventh consecutive quarter of favourable development for the Canadian operations.
    General expenses increased by $9.7 million compared to the same quarter last year primarily as a result of the operating costs of the acquired assigned risk business, professional fees and corporate litigation expenses.

    Investment Income
    -----------------

    Investment income, excluding net realized gains and losses, increased 19%
to $31.6 million compared with $26.6 million for the same quarter of 2006. The yield before expenses on the fixed income portfolio increased to 4.5% compared to 3.9% for the first quarter of last year.
    For the quarter, net realized gains amounted to $9.1 million compared to net realized losses of $1.5 million in Q1 2006 and net realized gains after tax were $7.7 million compared to net realized losses after tax of
$1.1 million in Q1 2006.
    Net unrealized gains on the total investment portfolio were $36.8 million or $0.66 per share outstanding at March 31, 2007, as compared to net unrealized gains of $26.5 million or $0.47 per share outstanding at
December 31, 2006. Net unrealized gains on the common shares portfolio were

$43.4 million or $0.78 per share outstanding at March 31, 2007 compared to
$37.5 million or $0.67 per share outstanding at December 31, 2006.
    For the quarter, net realized gains include adjustments to the carrying value for declines in market value considered other than temporary of
$4.0 million on investments still held compared to $1.7 million in Q1 2006.
Net realized gains for the quarter include realized losses of $6.6 million compared to $8.8 million of the same period last year. Net realized gains in
Q1 2007 include the gain on the sale of the Company's former head office building in Mississauga, Ontario amounting to $5.4 million.
    Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $76.0 million at March 31, 2007, representing
3.1% of the $2.45 billion fair value fixed maturity investment portfolio.

    Balance Sheet
    -------------

    Total assets as at March 31, 2007 were $4.24 billion compared to
$4.05 billion at the end of 2006. Book value per share increased by 5% to
$16.90 from $16.12 as at December 31, 2006.
    The fair value of the investment portfolio including cash increased 3% to
$3.17 billion, compared to $3.09 billion as at December 31, 2006. At March 31,
2007, 22% of the fixed income portfolio matures in less than one year and 47%
matures after one year and in less than five years. The fair value of the investment portfolio including cash was $57.05 per common share at March 31,
2007 compared to $55.21 at December 31, 2006.
    The provisions for unpaid claims increased by 2% to $1.98 billion compared to $1.94 billion at the end of 2006. At March 31, 2007 the provision for unpaid claims comprised case reserves for individual claims decreased 1%
to $1.16 billion ($1.17 billion at year end) and the provision for Incurred
But Not Reported claims which increased 6% to $813.5 million ($770.2 million last year) primarily as a result of the increases at Lincoln General.
    Bank indebtedness increased from $52.1 million at December 31, 2006 to
$159.6 million. During the quarter the Company borrowed approximately
$40 million to partially finance the acquisition of Mendota Insurance Company which closed on April 1, 2007 and approximately $35 million to acquire the renewal rights from The Robert Plan Corporation and to fund the operating costs of this assigned risk business in the United States.

    Financial Instruments
    ---------------------

    On January 1, 2007, the Company prospectively adopted the Canadian
Institute of Chartered Accountants (CICA) new accounting standards for securities, hedging derivatives and certain other financial instruments. Under these new rules we are required to record certain financial instruments on our financial statements at fair value. Depending on whether these financial instruments are classified as 'held for trading', 'available for sale' or
'held to maturity', the changes in fair value are included in net income or a new component of shareholders' equity called accumulated other comprehensive income. New consolidated statements of changes in shareholders' equity and comprehensive income are included in the press release that outlines the changes in each caption within the shareholders' equity section.
    The Company's investment securities, classified as available for sale, are recorded at fair value under the new standards. The unrealized gains or losses are deferred in accumulated other comprehensive income until the securities are sold or there is an other than temporary impairment, at which time any gain or loss is recognized in net income.

    Normal Course Issuer Bid
    ------------------------

    During the quarter, the Company repurchased and cancelled 321,400 common shares under the normal course issuer bid for a total purchase price of
$6.1 million at an average price of $18.79 (Cdn$21.98).

    Quarterly Dividend
    ------------------

    The Board of Directors today approved the payment of the Company's quarterly dividend to shareholders of C$0.075 per common share. The dividend payment will be made on June 29, 2007 to shareholders of record as at June 15,
2007.

    Further Information
    -------------------

    The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2006
Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings available on our website at www.kingsway-financial.com, on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov.

    Conference Call and Annual and Special General Meeting
    ------------------------------------------------------

    The Company will have its quarterly conference call today at 5:00pm
(EST). The call may be accessed by telephone at 1-800-733-7560. A live broadcast of the conference call can be accessed at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1786180 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

    The Company's Annual and Special Meeting ("AGM") will be held tomorrow
Thursday May 3, 2007 at 4:00pm (EDT) at The Design Exchange, 234 Bay Street,
Toronto, Ontario. A live webcast can be accessed at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1846680.

    Forward Looking Statements
    --------------------------

    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S..
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance. Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,

U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    Lincoln General Insurance Company, Universal Casualty Insurance Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Jevco Insurance Company, Kingsway Reinsurance Corporation, Barbados and
Kingsway Reinsurance (Bermuda) Ltd. are all rated "A-" (Excellent) by A.M.
Best. Kingsway General and York Fire are rated "B++" (Very Good) and American
Country and U.S. Security are rated "B+" (Very Good) by A.M. Best. The
Company's senior debt is rated investment grade "BBB-"(stable) by Standard and
Poor's and A.M. Best and "BBB" (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto
Stock Exchange and the New York Stock Exchange, under the trading symbol
"KFS".

    <<
    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF OPERATIONS
    (In thousands of U.S. dollars, except for per share amounts)

    -------------------------------------------------------------------------
    (Unaudited)                                       March 31      March 31
                                                          2007          2006
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Gross premiums written                         $   479,354   $   507,243
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Net premiums written                           $   444,121   $   475,972
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Revenue:
      Net premiums earned                          $   418,189   $   427,015
      Investment income                                 31,556        26,575
      Net realized gains (losses)                        9,116        (1,541)
    -------------------------------------------------------------------------
                                                       458,861       452,049
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Expenses:
      Claims incurred                              $   316,054   $   285,892
      Commissions and premiums taxes                    71,164        82,798
      General and administrative expenses               51,679        41,959
      Interest expense                                   8,219         7,164
      Amortization of intangibles                          876             -
    -------------------------------------------------------------------------
                                                       447,992       417,813
    -------------------------------------------------------------------------
    Income before income taxes                          10,869        34,236
    Income taxes (recovery)                             (8,772)        5,354
    -------------------------------------------------------------------------
    Net Income                                     $    19,641   $    28,882
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share:
      Basic:                                       $      0.35   $      0.51

      Diluted:                                     $      0.35   $      0.51

    Weighted average shares outstanding (in '000s):
      Basic:                                            55,799        56,461
      Diluted:                                          56,345        57,114
    -------------------------------------------------------------------------

    Claims ratio                                          75.6%         67.0%
    Expense ratio                                         29.4%         29.2%
    Combined ratio                                       105.0%         96.2%

    Underwriting profit (loss)                     $   (20,708)  $    16,366
    Return on equity (annualized)                          8.5%         14.2%
    Book value per share                           $     16.90   $     14.67
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED BALANCE SHEETS
    (In thousands of U.S. dollars)

    -------------------------------------------------------------------------
                                                      March 31       Dec. 31
                                                          2007          2006
                                                    (unaudited)
    -------------------------------------------------------------------------
    ASSETS
      Cash and cash equivalents                    $   169,249   $   129,706
      Investments                                    3,001,639     2,929,090
      Accrued investment income                         26,001        28,365
      Accounts receivable and other assets             356,683       318,332
      Due from reinsurers and other insurers           212,520       208,090
      Deferred policy acquisition costs                163,478       158,527
      Income taxes recoverable                          14,398         2,017
      Future income taxes                               76,680        75,212
      Capital assets                                   112,129       108,149
      Goodwill and intangible assets                   104,499        90,850
    -------------------------------------------------------------------------
                                                   $ 4,237,276   $ 4,048,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

    LIABILITIES
      Bank indebtedness                            $   159,572   $    52,149
      Loans payable                                     66,222        66,222
      Accounts payable and accrued liabilities         110,231       124,760
      Unearned premiums                                710,636       682,452
      Unpaid claims                                  1,975,346     1,939,363
      Senior unsecured debentures                      188,105       191,930
      Subordinated indebtedness                         87,663        90,500
    -------------------------------------------------------------------------
                                                     3,297,775     3,147,376
    -------------------------------------------------------------------------
    SHAREHOLDERS' EQUITY
      Share capital                                    326,430       328,473
      Issued and outstanding number of common shares
        55,582,926 - March 31, 2007
        55,884,525 - December 31, 2006

      Contributed surplus                                5,571         5,352
      Retained earnings                                572,452       560,126

      Accumulated other comprehensive income            35,048         7,011
    -------------------------------------------------------------------------
                                                       939,501       900,962
    -------------------------------------------------------------------------
                                                   $ 4,237,276   $ 4,048,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
    (In thousands of U.S. dollars)
    -------------------------------------------------------------------------
                                                  For the three months ended
    -------------------------------------------------------------------------
                                                      March 31      March 31
    (Unaudited)                                           2007          2006
    -------------------------------------------------------------------------
    Share capital
    Balance at beginning of period                 $   328,473   $   331,470
    Issued during the period                               278           898
    Repurchased for cancellation                        (2,321)       (1,162)
    -------------------------------------------------------------------------
    Balance at end of period                           326,430       331,206
    -------------------------------------------------------------------------
    Contributed surplus
    Balance at beginning of period                 $     5,352   $     3,237
    Stock option expense                                   219           266
    -------------------------------------------------------------------------
    Balance at end of period                             5,571         3,503
    -------------------------------------------------------------------------
    Retained earnings
    Balance at beginning of period                 $   560,126   $   460,050
    Net income for the period                           19,641        28,882
    Common share dividends                              (3,574)       (3,047)
    Repurchase of shares for cancellation               (3,741)       (2,090)
    -------------------------------------------------------------------------
    Balance at end of period                           572,452       483,795
    -------------------------------------------------------------------------
    Accumulated other comprehensive income
    Balance at beginning of period                 $     7,011   $     9,958
    Cumulative effect of adopting new
     accounting policies                                17,672             -
    Other comprehensive income                          10,365        (1,449)
    -------------------------------------------------------------------------
    Balance at end of period                            35,048         8,509
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total shareholders' equity at end of period    $   939,501   $   827,013
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
    (In thousands of U.S. dollars)
    -------------------------------------------------------------------------
                                                  For the three months ended
    -------------------------------------------------------------------------
                                                      March 31      March 31
    (Unaudited)                                           2007          2006
    -------------------------------------------------------------------------
    Comprehensive income

    Net income                                     $    19,641   $    28,882
    Other comprehensive income, net of
     income taxes:
      Unrealized gains and losses on translating
       financial statements of self-sustaining
       foreign operations                                3,294             -
      Net change in unrealized gains on available
       for sale securities                               7,071        (1,449)
    -------------------------------------------------------------------------
    Other comprehensive income (loss)                   10,365        (1,449)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Comprehensive income                           $    30,006   $    27,433
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF CASH FLOWS
    (In thousands of U.S. dollars)

    -------------------------------------------------------------------------
                                                  For the three months ended
    -------------------------------------------------------------------------
                                                      March 31      March 31
    (Unaudited)                                           2007          2006
    -------------------------------------------------------------------------
    Cash flows from operating activities
    Net income                                     $    19,641   $    28,882
    Items not affecting cash:
      Amortization                                       2,899         2,042
      Future and current income taxes                  (17,091)       (5,058)
      Net realized (gains) losses                       (9,116)        1,541
      Amortization of bond premiums and discounts       (1,995)        1,286
      Net change in other non-cash balances            (22,437)      (25,912)
    -------------------------------------------------------------------------
                                                       (28,099)        2,781
    -------------------------------------------------------------------------
    Cash flows from financing activities
    Increase in share capital                              278           898
    Repurchase of common shares for cancellation        (6,062)       (3,252)
    Dividends paid                                      (3,574)       (3,047)
    Increase in bank indebtedness and loans payable    106,951        12,152
    -------------------------------------------------------------------------
                                                        97,593         6,751
    -------------------------------------------------------------------------
    Investing activities
    Purchase of investments                           (990,626)     (804,000)
    Proceeds from sale of investments                  971,309       790,797
    Financed premiums receivable, net                    3,301         6,539
    Acquisitions                                       (13,860)            -
    Net change to capital assets                           (75)       (7,617)
    -------------------------------------------------------------------------
                                                       (29,951)      (14,281)
    -------------------------------------------------------------------------
    Net change in cash and cash equivalents             39,543        (4,749)
    Cash and cash equivalents at beginning
     of period                                         129,706       111,034
    -------------------------------------------------------------------------
    Cash and cash equivalents at end of period     $   169,249   $   106,285
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    SUPPLEMENTARY INFORMATION TO PRESS RELEASE

    As at March 31, 2007 and December 31, 2006
    (In thousands of U.S. dollars)
    (Unaudited)

    1.  Investments:

    -------------------------------------------------------------------------
                                                         March 31, 2007
    -------------------------------------------------------------------------
                                                     Amortized          Fair
                                                          cost         value
    -------------------------------------------------------------------------

    Term deposits                                  $   340,181   $   339,770
    Bonds:
      Government                                       353,393       354,750
      Corporate                                      1,762,940     1,755,324
    Common shares                                      443,714       487,149
    Financed premiums                                   64,646        64,646

    -------------------------------------------------------------------------
                                                   $ 2,964,874   $ 3,001,639
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                       December 31, 2006
    -------------------------------------------------------------------------
                                                      Carrying          Fair
                                                        amount         value
    -------------------------------------------------------------------------

    Term deposits                                  $   379,574   $   379,128
    Bonds:
      Government                                       332,058       333,231
      Corporate                                      1,783,228     1,771,480
    Common shares                                      366,702       404,193
    Financed premiums                                   67,528        67,528

    -------------------------------------------------------------------------
                                                   $ 2,929,090   $ 2,955,560
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    SUPPLEMENTARY INFORMATION TO PRESS RELEASE

    For the three months ended March 31, 2007 and 2006
    (In thousands of U.S. dollars)

    2.  Underwriting Results:

        The underwriting results for the Company's operations were as follows:

                                                      Quarter to March 31:

                                                          2007          2006
                                                  ---------------------------
        Underwriting Profit
          Canada                                   $     5,920   $     7,100
          U.S.                                         (26,628)        9,266
                                                  ---------------------------
          Total                                    $   (20,708)  $    16,366
                                                  ---------------------------
                                                  ---------------------------
        Combined Ratio
          Canada                                          95.0%         94.7%
          U.S.                                           108.9%         96.8%
                                                  ---------------------------
          Total                                          105.0%         96.2%
                                                  ---------------------------
                                                  ---------------------------
        Expense Ratio
          Canada                                          35.9%         31.4%
          U.S.                                            26.9%         28.2%
                                                  ---------------------------
          Total                                           29.4%         29.2%
                                                  ---------------------------
                                                  ---------------------------
        Loss Ratio
          Canada                                          59.1%         63.3%
          U.S.                                            82.0%         68.6%
                                                  ---------------------------
          Total                                           75.6%         67.0%
                                                  ---------------------------
                                                  ---------------------------

        Favourable (unfavourable) change in
        estimated unpaid claims for prior
        accident years (note 1):
          Canada                                   $     5,461   $       853
          U.S.                                         (44,680)        1,998
                                                  ---------------------------
          Total                                    $   (39,219)  $     2,851
                                                  ---------------------------
                                                  ---------------------------

        As a % of net premiums earned (note 2):
          Canada                                         (4.6%)        (0.6%)
          U.S.                                           14.9%         (0.7%)
                                                  ---------------------------
          Total                                           9.4%         (0.7%)
                                                  ---------------------------
                                                  ---------------------------

        As a % of unpaid claims (note 3):
          Canada                                         (0.7%)        (0.1%)
          U.S.                                            3.9%         (0.2%)
                                                  ---------------------------
          Total                                           2.0%         (0.2%)
                                                  ---------------------------
                                                  ---------------------------

    Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.
    Note 2 - Increase (decrease) in current financial year reported combined ratio
    Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

    KINGSWAY FINANCIAL SERVICES INC.
    SUPPLEMENTARY INFORMATION TO PRESS RELEASE
    As at March 31, 2007 and December 31, 2006
    (In thousands of U.S. dollars, except for per share amount)
    (Unaudited)

    3.  Financial Strength:

        Some of the key indicators of the Company's financial strength are as follows:

                                                      March 31,  December 31,
                                                          2007          2006
                                                  ---------------------------
        Rolling four quarter calculations:

          Net Premiums Written to Estimated
           Statutory Surplus Ratio                         1.6x          1.6x

          Interest Coverage Ratio                          5.0x          5.9x

        Total Bank and Senior Debt to
         Capitalization Ratio                             28.6%         24.2%

    4.  Summary of Quarterly Results in Canadian dollars over the previous five quarters

                                2007      2006
    -------------------------------------------------------------------------
                                  Q1        Q4        Q3        Q2        Q1
                           --------------------------------------------------

    Gross premiums written  $561,499  $465,958  $542,590  $597,352  $585,718
    -------------------------------------------------------------------------
    Net premiums earned      489,925   484,104   513,926   511,797   493,047
    -------------------------------------------------------------------------
    Total revenue            537,545   531,659   558,573   560,309   521,963
    -------------------------------------------------------------------------
    Net realized gains
     (losses) after tax        8,989    13,811     6,100     7,782    (1,235)
    -------------------------------------------------------------------------
    Underwriting profit
     (loss)                  (24,152)  (19,978)   14,201    10,875    18,923
    -------------------------------------------------------------------------
    Net income                23,061    19,226    41,872    44,944    33,355
    -------------------------------------------------------------------------
    Book value per share      $19.52    $18.79    $18.04    $17.35    $17.13
    -------------------------------------------------------------------------
    Earnings per share
    Basic                     $0.41     $0.34      $0.75     $0.80     $0.59
    Diluted                    0.41      0.34       0.74      0.79      0.58

    The selected financial information disclosed above has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

    KINGSWAY FINANCIAL SERVICES INC.
    Non-GAAP Financial Measures
    For the three months and year ended March 31, 2007 and 2006
    (In thousands of U.S. dollars)
    (Unaudited)

    Operating Earnings Information:

        Operating earnings is a non-GAAP financial measure that the Company uses to assess the profitability of our operations. Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments. The following table reconciles net income, the most comparable GAAP measure, to operating earnings.

    -------------------------------------------------------------------------
                                                         Quarter to March 31
                                                          2007          2006
                                                  ---------------------------

    Net income, as reported                        $    19,641   $    28,882

    Net realized gains before tax, as reported           9,116        (1,541)
    Tax effect on net realized gains                     1,403          (465)
    -------------------------------------------------------------------------
    Net realized gains after tax                         7,713        (1,076)
    -------------------------------------------------------------------------

    Operating earnings                             $    11,928   $    29,958
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:00e 02-MAY-07